Exhibit 12

THE HOME DEPOT, INC. AND SUBSIDIARIES

STATEMENT OF COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

(amounts in millions, except ratio data)

	Fiscal Year(1)
	2005	2006	2007	2008	2009
Earnings From Continuing Operations Before Income Taxes	$8,967	$8,502	$6,620	$3,590	$3,982
Less: Capitalized Interest	(51)	(47)	(46)	(20)	(4)
Add:
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	177	257	279	286	277
Interest Expense	192	437	741	644	680

Adjusted Earnings	$9,285	$9,149	$7,594	$4,500	$4,935

Fixed Charges:
Interest Expense	$192	$437	$741	$644	$680
Portion of Rental Expense under operating leases deemed to be the equivalent of interest	177	257	279	286	277

Total Fixed Charges	$369	$694	$1,020	$930	$957

Ratio of Earnings to Fixed Charges(2)	25.2x	13.2x	7.4x	4.8x	5.2x

(1)	Fiscal years 2009, 2008, 2007, 2006 and 2005 refer to the fiscal years ended January 31, 2010, February 1, 2009, February 3, 2008, January 28, 2007 and January 29, 2006, respectively. Fiscal year 2007 includes 53 weeks; all other fiscal years reported include 52 weeks.

(2)	For purposes of computing the ratios of earnings to fixed charges, “earnings” consist of earnings from continuing operations before income taxes plus fixed charges, excluding capitalized interest. “Fixed charges” consist of interest incurred on indebtedness including capitalized interest, amortization of debt expenses and the portion of rental expense under operating leases deemed to be the equivalent of interest. The ratios of earnings to fixed charges are calculated as follows:

(earnings from continuing operations before income taxes) + (fixed charges) – (capitalized interest)
(fixed charges)